Exhibit 99.2

AVALANCHE TREASURY COMPANY LLC

AVALANCHE TREASURY COMPANY LLC

BALANCE SHEET

AS OF MARCH 31, 2026 AND DECEMBER 31, 2025

	March 31, 2026	December 31, 2025
	(unaudited)
ASSETS
Current Assets
Cash	$1,222,052	$1,758,802
USDC	2,391,023	3,373,564
Prepaid expenses	96,998	114,167
Deferred transaction costs	3,537,869	1,845,131
Due from related party	1,578,524	1,423,849
Total Current Assets	8,826,466	8,515,513

Digital assets - AVAX	122,758,140	167,093,560
Digital assets - stAVAX	10,187,157	15,246,914
TOTAL ASSETS	$141,771,763	$190,855,987

LIABILITIES AND MEMBERS’ EQUITY
Accounts payable and accrued expenses	$1,353,029	$334,210
Accrued transaction costs	1,327,121	112,046
Token sale liability	15,203,085	40,010,988
Total current liabilities	17,883,235	40,457,244
TOTAL LIABILITIES	17,883,235	40,457,244
COMMITMENTS AND CONTINGENCIES (SEE NOTE 9)
MEMBERS’ EQUITY
Class A member interests, 27,368,672 units issued and outstanding as of March 31, 2026 and December 31, 2025	215,389,322	215,917,042
Subscription receivable	(5,125,002)	(5,922,749)
Accumulated deficit	(86,375,792)	(59,595,550)
Total members’ equity	123,888,528	150,398,743
TOTAL LIABILITIES AND MEMBERS’ EQUITY	$141,771,763	$190,855,987

The accompanying notes are an integral part of these unaudited condensed financial statements.

AVALANCHE TREASURY COMPANY LLC

CONDENSED STATEMENT OF OPERATIONS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(UNAUDITED)

Three Months Ended March 31, 2026
Staking revenue, net of fees	$2,057,074

Operating expenses:
General and administrative	1,942,410
Change in fair value of digital assets	46,192,584
Realized loss on digital assets	477,431
Impairment of digital assets	5,059,757
Loss from operations	(51,615,108)

Other income:
Change in fair value of token sale liability	24,807,903
Other income	21,059
Interest income	5,904
Total other income, net	24,834,866

Net loss	$(26,780,242)

Weighted average number of Class A Member units, basic and diluted	27,368,672
Basic and diluted net loss per unit of Class A Member units	$(0.98)

The accompanying notes are an integral part of these unaudited condensed financial statements.

AVALANCHE TREASURY COMPANY LLC

CONDENSED STATEMENT OF CHANGES IN MEMBERS’ EQUITY

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(UNAUDITED)

	Class A	Class A	Subscription	Members’	Total Members’
	Member Units	Member Interests	Receivable	Deficit	Equity
Balance, December 31, 2025	27,368,672	$215,917,042	$(5,922,749)	$(59,595,550)	$150,398,743
Partial subscription received	-	-	270,027	-	270,027
Change in fair value related to subscription receivable collected	-	(527,720)	527,720	-	-
Net loss	-	-	-	(26,780,242)	(26,780,242)
Balance, March 31, 2026	27,368,672	$215,389,322	$(5,125,002)	$(86,375,792)	$123,888,528

The accompanying notes are an integral part of these unaudited condensed financial statements.

AVALANCHE TREASURY COMPANY LLC

CONDENSED STATEMENT OF CASH FLOWS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(UNAUDITED)

For the Three Months Ended March 31, 2026
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(26,780,242)
Adjustments to reconcile net loss to net cash used in operations:
Digital assets received from staking rewards	(2,093,347)
USDC received recorded as other income	(21,059)
Digital assets disposed of through staking fees	28,779
Non-cash payments of USDC	3,600
Change in fair value of digital assets - AVAX	46,192,584
Change in fair value of token sale liability	(24,807,903)
Realized loss on digital assets - AVAX	477,431
Impairment of digital assets - stAVAX	5,059,757
Changes in operating assets and liabilities:
Accounts payable and accrued expenses	1,018,819
Prepaid expense	17,169
Due from related party	(154,675)
CASH USED IN OPERATING ACTIVITIES	(1,059,087)

CASH FLOWS FROM INVESTING ACTIVITIES
Proceeds from disposal of USDC	1,000,000
CASH PROVIDED BY INVESTING ACTIVITIES	1,000,000

CASH FLOWS FROM FINANCING ACTIVITIES
Deferred transaction costs	(477,663)
CASH FLOWS USED IN FINANCING ACTIVITIES	(477,663)

NET CHANGE IN CASH	(536,750)
Cash, beginning of period	1,758,802
Cash, end of period	$1,222,052

Supplemental disclosure of non-cash investing and financing activities:
Deferred transaction costs	$1,215,075
Subscription receivable, change in fair value related to subscription receivable collected	$527,720
Subscription receivable, digital assets received at fair value	$270,027

The accompanying notes are an integral part of these unaudited condensed financial statements.

AVALANCHE TREASURY COMPANY LLC

NOTES TO UNAUDITED CONDENSED FINANCIAL STATEMENTS

FOR THE THREE MONTHS ENDED MARCH 31, 2026

(UNAUDITED)

Note 1. Organization

Description of Business

Avalanche Treasury Company LLC (the “Company”) was formed in Delaware on August 20, 2025. The Company operates pursuant to the terms of its limited liability company agreement (the “Operating Agreement”). The Company’s Class A membership units are held by its members whose rights and obligations are governed by the Operating Agreement. The business and affairs of the Company are managed by Dragonfly Digital Management, LLC, the sole managing member, and no vote is required by the members, except for the specific provisions as described in the Operating Agreement. Any action requiring members to act as a class will require the approval of the majority of the outstanding units. Profits and losses are allocated to the members pro rata in accordance with their units. Distributions to the members are made at the discretion of the members, subject to the terms of the Operating Agreement. The debts, obligations, and liabilities of the Company are solely debts, obligations, and liabilities and none of the members are obligated personally. The Company will dissolve upon the first to occur (i) the written consent of the managing member and members, (ii) an event that makes it unlawful for the business of the Company to be carried on, or (iii) the termination of the Business Combination Agreement, as disclosed in Note 9.

The Company was formed in connection with the Business Combination Agreement and will be a subsidiary of Avalanche Treasury Corporation which operates in the blockchain industry. The Company accumulates tokens and stakes the assets to earn rewards.

On October 1, 2025, the Company entered into a Business Combination Agreement (the “Agreement”) with Mountain Lake Acquisition Corp. (“SPAC”), Avalanche Treasury Corporation (“Pubco”), Avalanche SPAC Merger Sub LLC (“SPAC Merger Sub”), Avalanche Company Merger Sub LLC (“Company Merger Sub,” and together with SPAC Merger Sub, the “Pubco Subsidiaries”), and Dragonfly Digital Management, LLC (the “Seller”), pursuant to which the transactions contemplated therein (collectively, the “Closing”) will be consummated (See Note 9). Concurrently with the signing of the Agreement, Pubco, the Company and the SPAC entered into the subscription agreements (“the Company Unit Subscription Agreements”) with certain investors (the “Company Unit Investors”) pursuant to which the Company Unit Investors agreed to purchase, payable in cash, USD Coin (“USDC”) or AVAX (or a combination of cash, USDC and/or AVAX), and the Company issued 21,563,032 membership units (the “Company Units”) at a contractual price of $10.00 per Company Unit, resulting in an aggregate contractual value of approximately $216.0 million. The aggregate fair value of the Company Units issued was $180.4 million as of the date the contributions were received (see Note 9).

Concurrently with the execution of the Agreement, the Company, the Seller, Pubco, Avalanche (BVI), Inc., a company incorporated in the British Virgin Islands (“Avalanche BVI”) and Avalanche Cayman, a Cayman Islands exempted company “(Avalanche Cayman” and together with Avalanche BVI, the “Foundation”) entered into an asset sale and contribution agreement (the “Contribution Agreement”), pursuant to which (a) the Foundation sold a minimum of $200 million of AVAX tokens on a pre-discount basis to the Company on the terms and subject to the conditions set forth in a token sale agreement (the “TSA”) by and between the Company and the Foundation (the “Foundation Transaction”) and (b) the Seller contributed, directly and indirectly through Dragonfly Ventures L.P and Dragonfly Ventures II, L.P (the “Funds”) and together with the other Seller controlled vehicles (the “Seller Related Parties”), 1,960,040 AVAX in exchange for 5,805,638 Company membership units at the per unit price, with an approximate contractual value of approximately $58 million and a fair value of $29.6 million as of the date the contribution was received (the “Dragonfly Contribution”) (See Note 9).

Pursuant to the TSA, the Foundation sold a minimum of $200 million AVAX tokens on a pre-discount basis to the Company in exchange for, at a 60% discount (i) $50 million in cash and USDC and (ii) $30 million in the form of 3,000,000 shares of Pubco Class A stock to be issued at the Closing (the “Foundation Shares”) (See Note 9). The Company received 7,317,966 AVAX tokens with a fair value of $142.2 million as of the date of purchase. As of March 31, 2026 and December 31, 2025, the fair value of the token sale liability was $15,203,085 and $40,010,988 respectively, as presented on the accompanying balance sheet.

Note 2. Liquidity and Going Concern

For the three months ended March 31, 2026, the Company has generated revenue from staking rewards, net of fees of $2,057,074 and reported a net loss of $26,780,242. As of March 31, 2026, the Company had aggregate cash of $1,222,052 and a net working capital deficit of $9,056,769.

The Company assesses its liquidity in terms of its ability to generate adequate amounts of cash to meet current and future needs. Its expected primary uses of cash on a short- and long-term basis are for working capital requirements, business acquisitions, and other liquidity needs. The Company’s future capital requirements will depend on many factors, including the consummation of the Agreement.

In connection with the Company’s assessment of going concern considerations in accordance with Financial Accounting Standards Board’s (“FASB”) Accounting Standards Update (“ASU”) 2014-15, Disclosures of Uncertainties about an Entity’s Ability to Continue as a Going Concern (ASC Subtopic 205-40), management has evaluated whether conditions and events, considered in the aggregate, raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date the unaudited condensed financial statements are issued. Based on this assessment, management has determined that the Company’s liquidity condition, recurring losses since inception and lack of committed funding should the business combination not be consummated raise substantial doubt about the Company’s ability to continue as a going concern within one year after the issuance of these unaudited condensed financial statements.

Management’s plan to alleviate this substantial doubt is to complete the Business Combination Agreement. However, the completion of the Business Combination Agreement is subject to the approval of the SPAC’s shareholders among other closing conditions that are not within the parties’ control. There is no assurance that the necessary shareholder approvals will be obtained, the required closing conditions will be satisfied or waived, or that the transactions contemplated by the Business Combination Agreement will be completed. Accordingly, management has concluded that substantial doubt about the Company’s ability to continue as a going concern is not alleviated.

Note 3. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying unaudited condensed financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) for interim financial information and pursuant to the accounting rules and regulations of the Securities and Exchange Commission (the “SEC”). References to GAAP issued by the Financial Accounting Standards Board (“FASB”) in these accompanying notes to the unaudited condensed financial statements are to the FASB Accounting Standards Codification (“ASC”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. Accordingly, these unaudited condensed financial statements should be read in conjunction with the audited financial statements and the notes thereto included in the Company’s Registration Statement on Form S-4, as filed with the SEC.

In the opinion of management, the accompanying unaudited condensed financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the Company’s financial position as of March 31, 2026, and the results of its operations and its cash flows for the three months ended March 31, 2026. The results of operations for the three months ended March 31, 2026 are not necessarily indicative of the results to be expected for the full fiscal year ending December 31, 2026 or any future interim period.

Use of Estimates

The preparation of the accompanying unaudited condensed financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts and disclosure of assets and liabilities at the date of the unaudited condensed financial statements and the reported amounts of revenues and expenses during the reporting period.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate is the effect of a condition, situation or set of circumstances that existed at the date of the unaudited condensed financial statements, which could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Segment Information

ASC 280, “Segment Reporting” (“ASC 280”), defines operating segments as components of an enterprise where discrete financial information is available that is evaluated regularly by the chief operating decision-maker (“CODM”) in deciding how to allocate resources and in assessing performance. The Company operates as a single operating segment. The Company’s CODM is the Chief Executive Officer, who has ultimate responsibility for the operating performance of the Company and the allocation of resources. The CODM reviews profit and loss information as an overall basis, as presented in the accompanying unaudited condensed statement of operations. The CODM does not review segment assets at a level other than that presented in the Company’s balance sheet. There are no significant expense categories regularly provided to the CODM beyond those disclosed in the unaudited condensed statement of operations.

Cash

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company maintains cash balances at financial institutions that are insured by the Federal Deposit Insurance Corporation (“FDIC”) which may, at times exceed federally insured limits. As of March 31, 2026 and December 31, 2025, the Company had approximately $1,222,052 and $1,758,802 in cash respectively and did not hold any cash equivalents.

Concentration of Credit Risk

Cash

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits. Accounts at each institution are insured by the FDIC up to $250,000 per depositor, per insured bank. As of March 31, 2026, the Company had $954,051 in cash balances in excess of the FDIC insured limit. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

USD Coin

The Company holds USDC, a fiat-backed stablecoin issued on public blockchain networks. USDC is accounted for as a financial asset. Based on the terms governing USDC, the Company has a contractual right to redeem USDC for U.S. dollars on demand. Because this right represents a contractual claim to cash, USDC meets the definition of a financial asset under ASC 825-10, Financial Instruments — Overall. USDC is recognized as a financial asset upon acquisition.

The Company classifies its USDC as current assets on the balance sheet. The Company safeguards its USDC through third-party custodians. As of March 31, 2026 and December 31, 2025, the Company held USDC balances of $2,391,023 and $3,373,564, respectively, with third-party custodian Coinbase Custody Trust Company, LLC. The Company’s USDC holdings are subject to the creditworthiness and reserve practices of the issuer. Although USDC is designed to maintain a stable value, de-pegging events, regulatory actions, or issuer level risks could impair the Company’s ability to redeem USDC at par.

For the three months ended March 31, 2026 the Company earned yield of $21,059 USDC on USDC balances through participation in a third-party wallet and recorded $21,059 related to these USDC as other income in the accompanying unaudited condensed statement of operations. The Company’s purchases, sales, and dispositions of USDC are reflected within investing activities in the statement of cash flows. Contributions of USDC received in connection with private placement member interest agreements are presented as non-cash financing activities in the accompanying statement of cash flows.

Digital Assets

The Company holds Digital Assets, which include Avalanche (“AVAX”) and staked Avalanche (“stAVAX”) which expose it to concentrations of market, credit and custodial risk. As of March 31, 2026 and December 31, 2025, digital assets represented a significant portion of the Company’s total assets. The Company’s holdings of AVAX and stAVAX are not insured or guaranteed by any government or third-party institution. Changes in market prices, protocol performance, or blockchain network conditions could materially affect the fair value of these assets.

The Company safeguards its digital assets through third-party custodians. As of March 31, 2026 and December 31, 2025, the Company held approximately 8,462,227 and 8,329,871 AVAX, respectively, at Coinbase Custody Trust Company, LLC. In addition, as of March 31, 2026 and December 31, 2025, the Company held approximately 5,323,608 and 5,249,578 AVAX, respectively, and approximately 1,180,516 and 1,180,516 stAVAX, respectively, at BitGo Trust Company, Inc.

The Company’s AVAX and stAVAX holdings are dependent on the performance and security of the underlying Avalanche blockchain and the specific staking protocol that issues AVAX and stAVAX. Smart contract vulnerabilities, validator performance issues, or protocol governance actions could adversely affect the value or liquidity of AVAX and stAVAX.

Digital asset markets may experience periods of reduced liquidity. The Company may be unable to convert AVAX or stAVAX into fiat currency or other digital assets on a timely basis or at expected prices.

Concentration and Current Vulnerability

The Company’s activities consisted principally of investing, staking and evaluating digital token technologies that run on the Avalanche public blockchain network. Due to the current nature of the Company’s operations and the scale of business transacted on the Avalanche Network, a concentration could potentially result in vulnerability as of the reporting date. The concentration and potential associated vulnerabilities are listed below:

●	A decline in, or loss of, staking rewards earned from the staking of AVAX and stAVAX delegated to one or more validator nodes on the network;

●	A decline in, or loss of, the Company’s AVAX or stAVAX holdings and its utility to the Avalanche network and a source of liquidity for its business; and

●	Disruption to the nature and extent of the business plan should the Avalanche public blockchain fail or become redundant due to technological obsolescence or regulatory action.

The AVAX and stAVAX tokens perform various functions within the Avalanche Ecosystem, including incentivizing network security and functionality and acting as the payment currency on the primary network. Therefore this concentration may result in vulnerability to a near-term severe impact, and at least a possibility that there could be events outside of the Company’s control that may result in a severe impact in the near future.

Based on the above concentrations, as of the date of these unaudited condensed financial statements, and in the event of a dissolution of Avalanche Foundation or an inability of the Avalanche public blockchain and/or AVAX or stAVAX to function as expected, these could result in near-term severe impacts to the Company’s business.

Management monitors these concentrations on an ongoing basis and may adjust its USDC and digital asset exposure in response to market, regulatory, or operational developments.

The Company relies on third-party service providers to perform certain functions essential to its operations. Any disruptions to the Company’s service providers’ business operations resulting from business failures, financial instability, security failures, government mandated regulation or operational problems could have an adverse impact on the Company’s ability to access critical services and be disruptive to the operations of the Company.

If the Company were to liquidate a significant block of AVAX in a single transaction, this may adversely impact the price per AVAX in the market. Although substantial portions of the AVAX are subject to lock-up restrictions, there could be liquidity risk if the Company were to sell a significant block of AVAX.

Digital Assets

The Company’s digital assets include holdings of AVAX, the native token of the Avalanche blockchain network, which are measured at fair value in accordance with ASU 2023-08, Intangibles — Goodwill and Other — Crypto Assets, codified in ASC Subtopic 350-60 and stAVAX, a liquid staking token on the Avalanche blockchain network, which fall within the scope of ASC 350-30. The digital assets are included in non- current assets in the accompanying balance sheet.

The Company’s AVAX are measured at fair value as of each reporting period using Level 1 inputs in accordance with ASC 820, Fair Value Measurement. Level 1 inputs are based on quoted prices in active markets for identical assets that the Company has the ability to access. The Company has determined its principal market to be Coinbase, which serves as its primary digital asset exchange for purchases and sales and the market in which it conducts the majority of its trading activity and due to the most volume of all accessible markets. Fair value is determined using the closing price as of 12:00 AM UTC on Coinbase on the Company’s financial statement measurement date. Changes in fair value are recognized within change in fair value of digital assets within operating expense in the Company’s accompanying unaudited condensed statement of operations. Realized gains and losses on disposition are recognized using specific identification.

The Company’ s stAVAX are intangible assets that do not meet the criteria in ASC 350-60-15-1 and are accounted for as indefinite-lived intangible assets. The Company exchanges AVAX for a receipt token, stAVAX, in connection with its liquid staking activities, which entitles the holder to redeem the digital intangible assets for which it was exchanged. Holders of stAVAX have a claim on the underlying staked AVAX and the associated yield, therefore it is not just a standalone intangible asset but a wrapped token that conveys rights to another asset. ASU 2023-08 excludes digital assets that provide enforceable rights to underlying goods, services, or other assets. Therefore, the Company tests the digital intangible assets for impairment (i) with annual impairment testing and (ii) more frequent impairment testing when events or changes in circumstances indicate that fair value is below carrying amount. If fair value exceeds carrying value, no upward adjustment is recorded. The Company monitors the value of AVAX, subsequent to the initial recognition of the AVAX, on an intraday basis for changes in circumstances that may indicate that the carrying amount of the stAVAX may not be recoverable. This ongoing assessment considers significant declines in the market value of AVAX. While impairment assessments are performed daily, any identified impairment losses are formally recorded on a quarterly basis in the Company’s financial statements. The Company recognizes impairment on the stAVAX at the lowest intraday value of AVAX identified during the period from January 1, 2026 through March 31, 2026, which was below the carrying value of the stAVAX. For the three months ended March 31, 2026, the Company recorded an impairment loss on the stAVAX of $5,059,757 which is presented in operating expenses in the accompanying unaudited condensed statement of operations.

The Company’ s current treasury strategy is to retain digital assets as held for investment. The Company does not engage in regular trading of these assets but may stake them. Digital assets held for investment that are staked remain recorded within digital assets in the balance sheet. Staking rewards earned by the Company through staking of these assets are recognized as an addition to digital assets held for investment and in staking rewards in the accompanying unaudited condensed statement of operations in the period received. Based on this strategy, the Company classifies its digital assets as non-current assets on the balance sheet.

Purchases of digital assets are reflected as cash flows used in investing activities in the accompanying statement of cash flows. Contributions of digital assets received in connection with private placement member interest agreements are presented as non-cash financing activities in the accompanying statement of cash flows.

Staking Rewards

The Company recognizes revenue from its staking activities in accordance with ASC 606, Revenue from Contracts with Customers, applied by analogy. To determine the appropriate amount of revenue to be recognized the Company performs the following steps: (i) identify the contract with the customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, including the constraint on variable consideration, (iv) allocate the transaction price to the respective performance obligations in the contract, and (v) recognize revenue when (or as) the Company satisfies each performance obligation.

The Company participates in direct staking in proof-of-stake blockchain networks by staking or delegating digital assets held for investment. The Company utilizes third-party node operators to operate validator infrastructure on the Company’s behalf, provide staking facilitation services, and support staking- related reporting and monitoring. The Company is entitled to receive protocol-defined staking rewards only when the validator to which it has staked tokens successfully maintains protocol defined uptime. The Company’s performance obligation is the delegation of its AVAX tokens to a third-party node operator for a defined staking period. This obligation is satisfied over time as the node operator maintains the required uptime throughout the staking period, since the customer simultaneously receives and consumes the benefit provided. The transaction price, measured at inception, is recognized ratably over the staking period. The staking terms are contractually fixed at inception and the Company does not have the practical ability to withdraw its tokens prior to the expiration of the staking period. Staked digital assets remain under the Company’s ownership and continue to be measured at fair value.

The Company delegates to third-party node operators to facilitate its staking operations, including the setup, operation, and maintenance of their validator nodes. While the Company determines the amount of AVAX staked and the timing of staking and unstaking, the third-party service providers control the underlying infrastructure critical to the staking process, including node availability and the ability to meet the network’s uptime requirements necessary to earn staking rewards. Because the Company is dependent on the third-party vendors’ infrastructure to meet the performance obligation of the node and to generate rewards, and because the vendors bear primary responsibility for ensuring the nodes remain operational and eligible for rewards, the Company has determined that it acts as the agent in these arrangements. Although the Company retains ownership of the underlying digital assets and directs certain aspects of the staking process, the nature and extent of the vendors’ involvement in delivering the staking service is the predominant factor in this assessment. Accordingly, the Company recognizes staking rewards on a net basis as revenue, net of fees paid to the third-party service providers.

The transaction price consists entirely of variable consideration in the form of staking rewards, which is contingent upon successful uptime requirements by the node operator. The Company constrains variable consideration until it is probable that a significant reversal of cumulative revenue recognized will not occur. Validators are required to maintain a minimum uptime of 90% (previously 80%) throughout the staking period. Failure to meet this threshold results in the forfeiture of all staking rewards for the validator and its delegators, including the Company. As such, the consideration the Company expects to receive is contingent upon the node operator’s performance and is accounted for as variable consideration under ASC 606, by analogy. The transaction price is measured at inception using either the most likely amount or expected value method, depending on which method the Company expects to better predict the amount of consideration to which it will be entitled. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty is subsequently resolved. The performance obligation is satisfied over time as the node operator maintains the required uptime throughout the staking period, since the customer simultaneously receives and consumes the benefit provided. The transaction price is recognized ratably over the staking period, subject to the variable consideration constraint. Revenue is not recognized until the uncertainty associated with the variable consideration is resolved, which is typically at the end of the validation period. As of the March 31, 2026 and December 31, 2025 there were no active validation periods in progress.

The fair value of reward tokens is determined using quoted prices on the principal market for the related digital asset at contract inception, which corresponds to the date the staking arrangement is initiated and the transaction price is established. The performance obligation is satisfied over time throughout the staking period as the node operator maintains the required uptime.

The Company participates in liquid staking by staking AVAX in a liquid staking protocol rather than operating its own validator. The Company receives stAVAX tokens, a receipt token representing a claim on the underlying AVAX plus accumulated staking rewards, which are custodied in Bitgo. Unlike direct staking, rewards are not paid separately. Instead, the AVAX-to-stAVAX exchange rate increases over time. The Company may later redeem stAVAX assets for AVAX through the protocol. The Company recognizes the income through liquid staking when the Company earns the reward tokens and the rewards are measurable and realizable. As of March 31, 2026 and December 31, 2025, the Company had 1,180,516 and 1,180,516 stAVAX tokens with a carrying value of $10,187,157 and $15,246,914 respectively after recording a loss on impairment of $5,059,757. The Company did not recognize any reward tokens related to the liquid staking during the three months ended March 31, 2026.

Restrictions on AVAX

On or about October 1, 2025 (the Effective Date), the Company acquired a total of 8,658,685 restricted AVAX tokens from six counterparties, with a fair value of $106.5 million, pursuant to a combination of the Contribution Agreement, the TSA, and separate subscription or contribution agreements with each investor.

All AVAX tokens received by the Company are subject to contractual transfer restrictions that prevent the Company from selling, transferring, or otherwise disposing of the tokens during the applicable lockup periods. These restrictions are implemented through a combination of paper-lock provisions (contractual restrictions enforced through the terms of the applicable agreements) and P-chain lock provisions (protocol- enforced restrictions embedded at the Avalanche blockchain level). The lockup schedules vary by investor, with restriction periods ranging from approximately 7 months to approximately 56 months. Each tranche is subject to a staged unlock schedule under which tokens become freely transferable in periodic monthly increments over the restriction period.

The Company is permitted to engage in certain activities with respect to the restricted tokens during the lockup period, including protocol staking, liquid staking, yield generation, and limited liquidity provision, subject to the terms and conditions specified in the applicable agreements. The restrictions limit the Company’s ability to access the liquidity for these AVAX until the lock-up periods expire. The Company may be exposed to increased price volatility to restricted AVAX because it cannot sell these positions during the lock-up period. Changes in protocol governance, network performance or market conditions could affect the timing or value of future unlocks.

The Company considered the restrictions noted above in accordance with ASU 2022-03, Fair Value Measurement (Topic 820) — Fair Value Measurement of Equity Securities Subject to Contractual Sale Restrictions, and determined that all of the restrictions would be considered entity-specific or sales restrictions rather than restrictions on the underlying token (i.e. the restrictions don’t follow the underlying token), therefore the Company will not consider these restrictions in determining the fair value of the digital assets.

The following summarizes the restrictions on the locked AVAX as of March 31, 2026 and December 31, 2025:

AVAX tokens	Fair value as of March 31, 2026	Restriction period
7,317,966	$65,198,024	Tokens unlock over 48 equal monthly increments beginning September 2026 and concluding August 2030.
541,326	$4,822,842	Tokens unlock over a period spanning September 2025 through June 2027 at a rate of approximately 6-7% per month through October 2026, after which the schedule tapers off periodically through the conclusion of the unlock period in June 2027.
98,718	$879,508	Tokens unlock over a period spanning October 2025 through July 2026 with equal monthly increments of approximately 11.1%
143,573	$1,279,134	Tokens unlock over a period spanning March 2026 through August 2026, with equal monthly increments of approximately 16.7% per month.
13,233	$117,897	Tokens unlock over 24 equal monthly increments beginning October 2025 and concluding September 2027.
42,664	$380,106	Tokens unlock over 32 equal monthly increments beginning February 2025 and concluding September 2027.
8,157,480	$72,677,511

AVAX tokens	Fair value as of December 31, 2025	Restriction period
7,317,966	$90,010,982	Tokens unlock over 48 equal monthly increments beginning September 2026 and concluding August 2030.
833,003	10,245,937	Tokens unlock over a period spanning September 2025 through June 2027 at a rate of approximately 6-7% per month through October 2026, after which the schedule tapers off periodically through the conclusion of the unlock period in June 2027.
275,000	3,382,500	Tokens unlock over a period spanning October 2025 through July 2026 with equal monthly increments of approximately 11.1%
167,502	2,060,275	Tokens unlock over a period beginning March 2026 through August 2026, with equal monthly increments of approximately 16.7% per month.
15,439	189,900	Tokens unlock over 24 equal monthly increments beginning October 2025 and concluding September 2027.
49,775	612,233	Tokens unlock over 24 equal monthly increments beginning February 2025 and concluding September 2027.
8,658,685	$106,501,827

Token Sale Liability

The TSA represents an asset acquisition funded through a combination of cash, USDC and equity-based consideration. The token sale liability represents the fair value of the obligation to issue Pubco Class A stock to settle the remaining contractual consideration of $30.0 million. The token sale liability meets the criteria in ASC 480-10-25-14(a) for liability classification and the liability is subsequently remeasured at fair value each reporting period until settlement through issuance of shares.

Subscription Receivable

The Company records subscription receivables when Class A member units are issued pursuant to executed subscription agreements for which consideration, including cash, USDC, or digital assets, has not yet been received. Subscription receivables are presented as a contra-equity balance within members’ equity in the accompanying condensed balance sheets.

The subscription receivable is initially measured based on the fair value of the AVAX tokens to be received on the issuance date of the related Class A member units. Subsequent changes in the fair value of the AVAX tokens underlying the subscription receivable are recognized through equity as an adjustment to member interests and do not impact the unaudited condensed statements of operations.

As of March 31, 2026 and December 31, 2025, the subscription receivable represented 166,179 and 192,923 AVAX tokens to be received under executed subscription agreements, with carrying amounts of $5,125,002 and $5,922,749, respectively.

Fair Value Measurement

The Company measures certain assets and liabilities at fair value in accordance with ASC 820. ASC 820 defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed based on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs).

The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 — Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, including quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability (e.g. interest rates); and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3 — Inputs that are both significant to the fair value measurement and unobservable.

The estimated fair value of certain financial instruments, including cash, accounts payable, accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

Net Loss Per Class A Member Units

Basic net loss per unit is computed by dividing net loss by the weighted average number of Class A member units outstanding during the period. Income and losses are shared prorate based on percentage of ownership of Class A member units. Diluted net loss per Class A Member Unit is computed by giving effect to all potential Class A member units to the extent dilutive. There were no potentially diluted Class A member units equivalents for the three months ended March 31, 2026.

For the three months ended 3/31/2026
Numerator:
Net loss	$(26,780,242)

Denominator:
Weighted average number of Class A Member units, basic and diluted	27,368,672

Basic and diluted net loss per unit of Class A Member unit	$(0.98)

Deferred Transaction Costs

The Company capitalizes transaction costs, in accordance with ASC 340-40, Other Assets and Deferred Costs — Contracts with Customers, which primarily consist of direct, incremental legal, professional, accounting and other third-party fees relating to the Company’s closing of the Transactions. The deferred costs will be offset against proceeds upon the consummation of an offering resulting from the closing of the Transactions. Should the planned Transactions prove to be unsuccessful, these deferred costs, as well as additional expenses to be incurred, will be charged to operations. At March 31, 2026 and December 31, 2025, the Company recorded $3,537,869 and $1,845,131 in deferred transaction costs on the accompanying balance sheet.

Income taxes

The Company is a Limited Liability Company taxed as a partnership for federal and state income tax purposes and is therefore not directly subject to income taxes; however, the Company’s members are individually responsible for paying income taxes based on their share of the Company’s taxable income. Accordingly, no income tax expense has been recorded in the accompanying unaudited condensed financial statements, and no income tax payments were made during this period. As of March 31, 2026 and December 31, 2025, the Company has not filed any tax returns in the United States, as applicable. All results from operations were domestic in nature.

Recent accounting pronouncements

Recent Accounting Pronouncements, not yet adopted:

ASU 2024-03, Disaggregation of Income Statement Expenses (“DISE”) (“ASU 2024-03”), requires disclosures about specific types of expenses included in the expense captions presented on the face of the statement of operations, as well as disclosure about selling expenses. ASU 2024-03 is effective for annual reporting periods beginning after December 31, 2026 and interim reporting periods within annual reporting periods beginning after December 31, 2027, with early adoption permitted. The Company is currently evaluating the impact of this ASU on its unaudited condensed financial statements and disclosures.

Recent Accounting Pronouncements adopted

In December 2023, the FASB issued Accounting Standards Update (“ASU”) 2023-08, Intangibles — Goodwill and Other — Crypto Assets (Subtopic 350-60): Accounting for and Disclosure of Crypto Assets. The ASU requires that certain crypto assets meeting defined criteria be measured at fair value at each reporting date, with changes in fair value reported in net income, and introduces enhanced disclosure requirements related to significant holdings, fair value measurement, restrictions on transfer, and a roll forward of activity. This ASU is effective for fiscal years beginning after December 15, 2024. The Company adopted ASU 2023-08 on August 20, 2025, the date of inception. Because the Company did not exist in prior periods and therefore had no previously recognized crypto assets or related carrying amounts, adoption of the standard did not result in a cumulative-effect adjustment to opening retained earnings. The Company’s accounting and disclosures for crypto assets in the current period reflect the requirements of ASU 2023-08.

Note 4. Digital Assets

Digital assets — AVAX

The following table summarizes the Company’s total digital assets — AVAX holdings, as shown on the accompanying balance sheet as of March 31, 2026 and December 31, 2025:

The cost basis for the AVAX represents the cost at the time the Company received or purchased the AVAX.

	March 31, 2026
Asset	Tokens	Cost basis	Fair value
AVAX	13,785,835	$265,289,075	$122,758,140

	December 31, 2025
Asset	Tokens	Cost basis	Fair value
AVAX	13,579,449	$263,431,911	$167,093,560

The following table presents a roll forward of the Company’s AVAX as of March 31, 2026:

Amount
AVAX at fair value as of December 31, 2025	$167,093,560
Contribution of AVAX via subscription receivable	270,027
AVAX received from staking rewards	2,093,347
AVAX used to pay staking fees	(28,779)
Realized loss on digital assets	(477,431)
Change in fair value of AVAX	(46,192,584)
AVAX at fair value as of March 31, 2026	$122,758,140

For the three months ended March 31, 2026, the Company received 179,636AVAX tokens through staking activities and recorded $2,057,074 of staking activities, which was recorded net of fees of $36,273, related to these tokens in the accompanying unaudited condensed statement of operations.

Digital assets — stAVAX

The following table summarizes the Company’s total digital assets — stAVAX holdings, as shown on the accompanying balance sheet as of March 31, 2026 and December 31, 2025:

	March 31, 2026
Asset	Tokens	Cost basis	Carrying value
stAVAX	1,180,516	$15,246,914	$10,187,157

	December 31, 2025
Asset	Tokens	Cost basis	Carrying value
stAVAX	1,180,516	$28,813,672	$15,246,914

The following table presents a roll forward of the Company’s stAVAX as of March 31, 2026:

	Tokens	Amount
Balance at December 31, 2025	1,180,516	$15,246,914
Impairment loss on stAVAX tokens	-	(5,059,757)
Balance at March 31, 2026	1,180,516	$10,187,157

Note 5. Members’ Equity

Class A Member Units

For the three months ended March 31, 2026, the Company did not issue any membership units in exchange for cash, USDC, and digital assets in connection with the Company Unit Subscription Agreements and the Contribution Agreement. The business and affairs of the Company are managed by the Members, acting by a majority vote. Profits and losses of the Company are allocated to the Members in proportion to their respective percentage units. Distributions to Members, if any, are made at such times and in such amounts as determined in the sole discretion of the Members, subject to applicable law.

In October 2025, the Company entered Company Unit Subscription Agreements (See Note 9) with certain investors who agreed to contribute AVAX in exchange for Class A member units in the Company.

As a result of staking restrictions in the wallets of certain investors, there were approximately 166,179 AVAX which could not be transferred to the Company until the staking restrictions expire. The Company has recorded a subscription receivable at the value of the AVAX as of March 31, 2026 of the Class A member units of $5,125,002. Subsequent changes in the fair value of the AVAX underlying the subscription receivable of $797,747, resulted in a loss of $527,720 which is recognized in the accompanying unaudited condensed statement of changes in members equity for the three months ended March 31, 2026.

Note 6. Related Party Transactions

Loan agreements

On October 10, 2025, certain members of the Company (the “Contributing Members”), considered related parties, entered into loan contribution agreements with the Company and Avalanche Treasury Corporation, an affiliate and related party, to fund formation and general and administrative expenses prior to the Business Combination (as defined in Note 9). The loans are unsecured, bear interest at 4.35% per annum compounded annually, and are repayable from the proceeds of the Business Combination or other available funds thereafter. Interest is computed on a 365-day basis and limited to the maximum rate permitted by law. As of December 31, 2025 the Company drew $91,500 on these notes and paid $91,500 on these notes. As of March 31, 2026 and December 31, 2025, there were no outstanding balances on these loans.

Due From Related Party

As of March 31, 2026 and December 31, 2025, the Company made certain payments on behalf of Pubco for shared costs, totaling $1,578,524 and $1,423,849 respectively. The amounts paid on behalf of Pubco are recorded as a due from related party on the accompanying balance sheet and are due on demand.

Note 7. Fair Value Measurements

The following table presents information about the Company’s assets and liabilities measured at fair value on a recurring basis and the Company’s estimated level within the fair value hierarchy of those assets and liabilities as of March 31, 2026 and December 31, 2025:

	Fair value measured at March 31, 2026
	Total carrying value at March 31, 2026	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Digital assets - AVAX	$122,758,140	$122,758,140	$-	$-
USDC	2,391,023	2,391,023	-	-
Total assets	$125,149,163	$125,149,163	$-	$-
Liabilities:
Token sale liability	$15,203,085	$-	$15,203,085	$-

	Fair value measured at December 31, 2025
	Total carrying value at December 31, 2025	Quoted prices in active markets (Level 1)	Significant other observable inputs (Level 2)	Significant unobservable inputs (Level 3)
Assets:
Digital assets - AVAX	$167,093,560	$167,093,560	$-	$-
USDC	3,373,564	3,373,564	-	-
Total assets	$170,467,124	$170,467,124	$-	$-
Liabilities:
Token sale liability	$40,010,988	$-	$40,010,988	$-

AVAX and USDC

In determining the value of its AVAX and USDC investments, the Company uses quoted prices as determined by utilizing Coinbase closing prices at 12:00 AM UTC.

Token Sale Liability

In determining the fair value of the token sale liability, the Company used quoted prices as determined by utilizing Coinbase closing prices at 12:00 AM UTC, net of cash received.

stAVAX

Certain assets are measured at fair value on a nonrecurring basis when events or changes in circumstances indicate that the carrying amount may not be recoverable. As of March 31, 2026 and December 31, 2025 the Company recognized impairment charges related to its stAVAX, which are accounted for as indefinite-lived intangible assets.

For the three months ended March 31, 2026 and for the period from August 20, 2025 (inception) through December 31, 2025, the Company recognized a $5.06 million and $13.6 million impairment loss related to its stAVAX due to declining market values of AVAX. Fair value was determined using the quoted price of AVAX because stAVAX does not have a directly observable quoted price in an active market. As such, the stAVAX was determined to be a Level 2 asset.

Note 8. Staking Revenue

The Company participates in staking activities on the Avalanche network through validator arrangements with Chorus One AG, Tarmac Labs Inc., and ParaFi Technologies LLC. Under these arrangements, the service providers operate and maintain validator node infrastructure, including monitoring and reporting services, under the direction of the Company. The Company sets the contractual staking terms, which could range from 14 to 365 days. The Company retains ownership and control of its staked AVAX tokens at all times through the staking process.

The Company earns staking rewards in exchange for delegating digital assets to support network validation activities on the Avalanche blockchain protocol. Staking rewards consist of block rewards, transaction fees, and, where applicable, supplemental protocol incentives. Rewards are distributed directly by the Avalanche protocol to the Company’s designated wallet.

Performance Obligation

The Company’s performance obligation is the delegation of its AVAX tokens to a third-party node operator for a defined staking period. This obligation is satisfied over time as the node operator maintains the required uptime throughout the staking period, since the customer simultaneously receives and consumes the benefit provided. The transaction price, measured at inception, is recognized ratably over the staking period. The staking terms are contractually fixed at inception and the Company does not have the practical ability to withdraw its tokens prior to the expiration of the staking period. Revenue is measured as the net amount of staking rewards earned by the Company less fees paid to node operators.

Transaction Price and Variable Consideration

The transaction price consists of variable consideration in the form of staking rewards net of fees paid to third-party node operators as disclosed in “Service Fees” below. The amount of rewards is determined by protocol-defined formulas and is affected by factors such as network activity, validator performance, and total staked amounts.

Because staking rewards are variable and contingent upon successful validation by the node operator, the Company constrains variable consideration until it is probable that a significant reversal of cumulative revenue recognized will not occur. Validators are required to maintain a minimum uptime of 90% (previously 80%) throughout the staking period. Failure to meet this threshold results in the forfeiture of all staking rewards for the validator and its delegators, including the Company. As such, the consideration the Company expects to receive is contingent upon the node operator’s performance and is accounted for as variable consideration under ASC 606, by analogy. The transaction price is measured at inception using either the most likely amount or expected value method, depending on which method the Company expects to better predict the amount of consideration to which it will be entitled. Variable consideration is included in the transaction price only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty is subsequently resolved. The performance obligation is satisfied over time as the node operator maintains the required uptime throughout the staking period, since the customer simultaneously receives and consumes the benefit provided. The transaction price is recognized ratably over the staking period, subject to the variable consideration constraint. Revenue is not recognized until the uncertainty associated with the variable consideration is resolved, which is typically at the end of the validation period. As of March 31, 2026 and December 31, 2025, there were no active validation periods in progress.

The fair value of reward tokens is determined using quoted prices on the principal market for the related digital asset at contract inception, which corresponds to the date the staking arrangement is initiated and the transaction price is established. The performance obligation is satisfied over time throughout the staking period as the node operator maintains the required uptime. The duration of staking periods ranges from 14 to 365 days as determined by the Company at the time of delegation.

Agent Considerations

The Company engages third-party service providers to facilitate staking activities on its blockchain nodes. While the Company determines the amount of AVAX staked and the timing of staking and unstaking, the third-party service providers control the underlying infrastructure critical to the staking process, including node availability and the ability to meet the network’s uptime requirements necessary to earn staking rewards. Accordingly, the Company has determined that it is the agent in these arrangements and recognizes staking rewards on a net basis as revenue. For the three months ended March 31, 2026, the Company recognized revenue from staking rewards of $2,057,074, net of fees paid to third parties of $36,273 in the accompanying unaudited condensed statement of operations.

Service Fees

Validator node operators are compensated based on a percentage of staking rewards earned, generally ranging from 2.5% to 3.0%. Fees under the Chorus One and Tarmac arrangements are settled in AVAX and measured at fair value at contract inception. Fees under the ParaFi arrangement are invoiced monthly and settled in fiat currency. Fees paid to third-party node operators are netted against gross staking rewards, with the resulting net amount recognized as revenue in the period the staking rewards are earned.

Note 9. Commitments and Contingencies

Business Combination Agreement

On October 1, 2025, the Company entered into the Agreement with SPAC, Pubco, SPAC Merger Sub, the Pubco Subsidiaries, and the Seller, pursuant to which the Closing will be consummated.

Under the terms of the Agreement, immediately prior to the closing merger, each outstanding unit of the Company will be exchanged for shares of Pubco common stock. As part of the transaction, the Seller will receive shares of Pubco Class A common stock and Pubco Class B common stock in exchange for its ownership interests. Following the Closing, Pubco Class A common stock will carry economic rights and is expected to be listed on Nasdaq.

In addition to the base merger consideration, Pubco agreed to issue additional shares to the Seller and the SPAC’s sponsor (the “Sponsor”) that are subject to vesting based on the future trading price of Pubco’s Class A common stock. As additional merger consideration, Pubco will issue 1,600,000 shares to the Sponsor (the “Sponsor Earnout Shares”) and 4,000,000 shares to the Seller (the “Seller Earnout Shares”) and deposit the shares in an escrow account. The Sponsor Earnout Shares and the Seller Earnout Shares will be released in tranches if specified volume-weighted average price targets are met within five years of the closing. Any shares that do not vest by the end of the earnout period will be forfeited.

First Amendment to the Business Combination Agreement

On January 13, 2026, SPAC, Pubco, the Pubco Subsidiaries, the Company, Seller Related Parties and Astral Horizon, L.P (“Astral”) entered into the First Amendment, and pursuant to which, among other things, the parties thereto agree that:

(i)	Astral and Dragonfly Ventures, L.P, a Cayman Islands exempted limited partnership (“DV”) and Dragonfly Ventures, II L.P, a Cayman Islands exempted limited partnership (“DV II”, and together with DV, “DVs” and together with the Seller “Seller Related Parties) were added as parties to the Agreement and they agreed to be bound by, and to comply with, the terms and conditions of the Agreement, in the same manner as if they were original signatories thereto;

(ii)	the Company Units held by the DVs are to be treated as the Company Units held by Seller such that, as a result of the Company Merger, the DVs will receive one (1) Pubco Class A Stock and one (1) Pubco Class B Stock for each Company Unit held by the DVs;

(iii)	the Additional Merger Consideration Shares to be issued at Closing will (i) be issued to Astral rather than to Seller as provided in the original version of the Agreement, and (ii) consist of 4,000,000 shares of Pubco Class A Stock only, with no Pubco Class B Stock to be allotted as Additional Consideration because Pubco Class B Stock will be issued to Seller Related Parties;

(iv)	the Representations and Warranties of the Seller are to be made severally but not jointly by the Seller Related Parties and Astral rather than solely by Seller as provided in the original version of the Agreement;

(v)	certain references to the Seller (as specified in the First Amendment) shall be considered as references to the Seller Related Parties, Astral or the Seller Related Parties and/or Astral, as applicable;

(vi)	Exhibit E (Terms of Pubco Stock) to the original version of the Agreement be deleted in its entirety and replaced by the new Exhibit E, in the form attached to the First Amendment.

(vii)	The First Amendment is effective as of October 1, 2025.

Second Amendment to the Business Combination Agreement

On March 17, 2026, the SPAC, Pubco, the Pubco Subsidiaries, the Company, the Seller Related Parties, and Astral entered into Amendment No.2 of the Agreement, pursuant to which the parties agreed to postpone the issuance by Pubco to Astral of the 2,000,000 shares of Pubco Class A Stock by thirty (30) calendar days following the closing date of the Agreement.

Sponsor Support and Lock-Up Agreements

In connection with the Agreement, the SPAC entered into a Sponsor Support Agreement with the Sponsor. Under the agreement, the Sponsor agreed to vote its SPAC securities in favor of the Business Combination Agreement and to waive certain rights, including anti-dilution and redemption rights. The Sponsor also agreed to customary restrictions on its founder shares and private placement warrants. The Sponsor Support Agreement also includes covenants restricting transfers prior to Closing and customary representations and warranties of the parties.

At the same time, lock-up agreements were entered with the Sponsor, the Seller, and certain other equity holders. These agreements restrict the sale or transfer of Company common stock received in the Business Combination for specified periods following Closing, subject to customary early-release conditions, including specified trading-price thresholds and underwriter consent in connection with future registered offerings. The Lock-Up Agreements include standard exceptions for permitted transfers and establish procedures for legends, notice, and release timing consistent with market practice for de-SPAC transactions.

Amended and Restated Registration Rights Agreement

In connection with the Closing, Pubco, SPAC, the Sponsor, the Seller, the Foundation, which are entities affiliated with the Avalanche blockchain ecosystem that hold and manage AVAX tokens in connection with ecosystem development and strategic transaction, and certain other securityholders are expected to enter into an amended and restated registration rights agreement. This agreement will provide the holders of Pubco common stock with customary demand, piggyback and shelf registration rights to register their shares for resale, subject to standard limitations and issuer suspension rights. The Amended and Restated Registration Rights Agreement also includes customary provisions relating to underwriting participation, registration expenses, indemnification and coordination of sales in underwritten offerings, and will become effective upon the Closing and will supersede SPAC’s existing registration rights agreement in its entirety.

Contribution, Asset Purchase, and Token Sale Agreements

At the same time, the Company, Pubco the Seller, and the Foundation, entered into the Contribution Agreement. Under this agreement: (a) the Foundation agreed to sell a minimum of $200 million of AVAX tokens on a pre-discount basis to the Company for, at a 60% discount, (i) $50 million or USDC and (ii) $30 million in the form of 3,000,000 shares of Pubco. In addition, the Seller agreed to contribute 1,960,040 AVAX tokens to the Company in exchange for 5,805,638 membership units (the “Seller Units”) (the “Dragonfly Contribution”) (Collectively the “Transactions”).

During October and November 2025, the Company received 7,317,965 AVAX tokens from the Foundation under the TSA in exchange for 34.5 million USDC and $15.5 million in cash and recorded a token sale liability of $15.2 million and $40.0 million related to equity to be issued at the Closing as of March 31, 2026 and December 31, 2025, respectively.

The Contribution Agreement includes certain restrictions and rights related to future sales of AVAX tokens. These provisions include an exclusivity period during which the Foundation agreed not to sell AVAX in competing transactions, as well as rights of first refusal that give the Company priority to purchase AVAX offered for sale during specified periods. The agreements also provide the Foundation with certain governance rights, including the right to designate a board member of the Company for a defined period following the Closing.

AVAX tokens delivered under the TSA are subject to contractual transfer restrictions that limit the Company’s ability to sell or otherwise transfer the tokens for up to five years. In addition, if following the Closing the Foundation’s ownership of Pubco Class A common stock were to exceed specified thresholds, the Foundation may request to exchange shares for pre-funded warrants convertible, at the Foundation’s request, into Pubco Class A Stock on a one-to-one basis. These restrictions and exchange features are intended to limit voting concentration and manage the orderly sale of tokens and equity interests.

Contingent Transaction Fees

The Company signed agreements during September 2025 with certain third-party service providers and deal advisors for fees payable upon the closing of the Business Combination. One agreement provides for an advisory fee of 5.5% of the aggregate cash proceeds from the sale of securities to be payable at closing. Another agreement provides for an M&A advisory fee of $2,750,000, also payable at closing. These fees relate to services provided by external vendors and transaction brokers in connection with the Closing. No amounts were incurred or payable as of March 31, 2026 and December 31, 2025.

Subscription Agreements

Pursuant to the terms of the subscription agreements, the AVAX tokens contributed by investors are subject to the consummation of the Company’s proposed business combination transaction. If the business combination does not close, the Company is obligated to return the AVAX tokens to the investors in accordance with the terms of the subscription agreements. Accordingly, the related subscription receivable and corresponding member interest issuance remain subject to the completion of the business combination.

First Amendment to the Business Combination Agreement

On January 13, 2026, MLAC, Pubco, the Pubco Subsidiaries, the Company, Seller Related Parties and Astral Horizon L.P., a Delaware limited partnership (“Astral”) entered into the First Amendment, and pursuant to which, among other things, the parties thereto agree that:

(i) Astral and the Funds were added as parties to the Agreement and they agreed to be bound by, and to comply with, the terms and conditions of the BCA, in the same manner as if they were original signatories thereto;

(ii) the Company Units held by the Funds are to be treated as the Company Units held by Seller such that, as a result of the Company Merger, the Funds will receive one (1) Pubco Class A Stock and one (1) Pubco Class B Stock for each Company Unit held by the Funds;

(iii) the Additional Merger Consideration Shares to be issued at Closing will (i) be issued to Astral rather than to Seller as provided in the original version of the Agreement, and (ii) consist of 4,000,000 shares of Pubco Class A Stock only, with no Pubco Class B Stock to be allotted as Additional Consideration because Pubco Class B Stock will be issued to Seller Related Parties;

(iv) the Representations and Warranties of the Seller are to be made severally but not jointly by the Seller Related Parties and Astral rather than solely by Seller as provided in the original version of the Agreement;

(v) certain references to the Seller (as specified in the First Amendment) shall be considered as references to the Seller Related Parties, Astral or the Seller Related Parties and/or Astral, as applicable;

(vi) Exhibit E (Terms of Pubco Stock) to the original version of the Agreement be deleted in its entirety and replaced by the new Exhibit E, in the form attached to the First Amendment.

(vii) The First Amendment is effective as of October 1, 2025.

Second Amendment to the Business Combination Agreement

On March 17, 2026, MLAC, Pubco, the Pubco Subsidiaries, the Company, the Seller Related Parties, and Astral entered into Amendment No. 2 of the Agreement, pursuant to which the parties agreed to postpone the issuance by Pubco to Astral of the 2,000,000 shares of Pubco Class A Stock by thirty (30) calendar days following the closing date of the Agreement.

Note 10. Subsequent Events

The Company evaluated subsequent events and transactions that occurred after the balance sheet date through May 29, 2026, the date these unaudited condensed financial statements were issued. Based on this review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the unaudited condensed financial statements, other than those discussed below.

Collateralized Loan Facility

Subsequent to March 31, 2026, the Company entered into a loan agreement pursuant to which it may borrow up to $25.0 million, collateralized by certain of the Company’s Avalanche (AVAX) digital asset holdings. As of the date of this filing, the Company has not drawn any amounts under the facility. The loan is open-term with no stated maturity date and bears interest at 7.0% per annum on any outstanding borrowings.

Under the terms of the agreement, upon any draw on the facility, the Company would be required to pledge AVAX tokens as collateral, the fair value of which must meet or exceed specified collateral coverage ratios at the time of borrowing and on an ongoing basis. In the event that the fair value of the pledged AVAX declines below certain maintenance thresholds, the Company may be required to post additional collateral or repay a portion of the outstanding balance to restore the required coverage ratio. A further decline below a liquidation threshold could result in the lender liquidating a portion or all of the pledged collateral to satisfy the outstanding obligation. Either party may terminate the agreement in accordance with its terms, and any outstanding principal and accrued interest would become due upon termination.